Exhibit 2.1

FIRST AMENDMENT TO MERGER AGREEMENT

This First Amendment to the Merger Agreement (this “Amendment”) is made as of February 28, 2012, by and between ESSA Bancorp, Inc., a Pennsylvania corporation (“ESSA”), and First Star Bancorp, Inc., a Pennsylvania corporation (the “First Star”).

I.     RECITALS

1.	The parties to this Amendment entered into that certain Merger Agreement dated as of December 21, 2011 (the “Agreement”);

2.	The Board of Directors of each of ESSA and First Star have determined that it is in the best interests of their respective companies and shareholders to amend the Agreement as set forth below.

The parties to this Amendment hereby agree as follows:

II.    AMENDMENT

A.	Amendment to Section 4.20

The Agreement is amended by deleting the last sentence to the current Section 4.20.

B.	Amendment to Section 3.1.5

The Agreement is amended by deleting the current Section 3.1.5 in its entirety and replacing it with the following new Section 3.1.5:

3.1.5	Each outstanding share of First Star Common Stock and First Star Preferred Stock other than as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost, pursuant to Section 3.2.3 (collectively, “Non-Election Shares”), except as to Dissenting Shares, shall be converted into the right to receive such Stock Consideration and/or Cash Consideration as shall be determined in accordance with Section 3.2.

C.	Amendment to Section 3.1.7

The Agreement is amended by deleting the current Section 3.1.7 in its entirety and replacing it with the following new Section 3.1.7:

3.1.7	Upon the Effective Time, outstanding shares of First Star Common Stock and First Star Preferred Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, except as to Dissenting Shares, and shall thereafter by operation of this Section 3.1 represent only the right to receive the Merger Consideration and any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by First Star on such shares in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

D.	Amendment to Section 3.1

The Agreement is amended by adding the following provisions to Section 3.1:

3.1.10.	Each outstanding share of First Star Common Stock, the holder of which has perfected his right to dissent under applicable law and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”), shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the PBCL. First Star shall give ESSA prompt notice upon receipt by First Star of any such demands for payment of the fair value of such shares of First Star Common Stock and of withdrawals of such notice and any other related communications served pursuant to the applicable provisions of the PBCL (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and ESSA shall have the right to participate in all discussions, negotiations and proceedings with respect to any such demands. First Star shall not, except with the prior written consent of ESSA, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the PBCL. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.

3.1.11	If any Dissenting Shareholder withdraws or loses (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of First Star Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. If such holder withdraws or loses (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of First Star Common Stock of such holder shall be entitled to receive the Merger Consideration.

E.	Amendment to Section 3.2.1

The Agreement is amended by deleting the current last sentence of Section 3.2.1 and replacing it with the following new sentence:

Notwithstanding any other section herein, in no event shall the aggregate Cash Consideration exceed 50% of the aggregate Merger Consideration, including any consideration paid to Dissenting Shareholders pursuant to dissenters rights provisions of the PBCL.

F.	Amendment to Section 6.1.2(A)

The Agreement is amended by deleting the current Section 6.1.2(A) in its entirety and replacing it with the following new Section 6.1.2(A):

6.1.2(A)	change or waive any provision of its Articles of Incorporation (other than Article 13 thereof), Charter or Bylaws, except as required by law, or appoint a new director to the board of directors.

G.	Amendment to Section 9.2

This Agreement is amended by adding the following provision to Section 9.2:

9.2.5	Dissenters’ Rights. Holders of no more than ten percent (10%) of the issued and outstanding shares of First Star shall have exercised their statutory appraisal or dissenters’ rights pursuant to Sections 3.1.10 and 3.1.11 hereof prior to the Closing Date.

H.	Conflict.

To the extent there is a conflict between the terms and provisions of this Amendment and the Agreement, the terms and provisions of this Amendment will govern.

I.	No Further Amendment.

Except as expressly modified by this Amendment, the Agreement shall remain unmodified and in full force and effect. Purchaser and the Bank hereby ratify their respective obligations thereunder.

J.	Governing Law.

This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

K.	Counterparts and Facsimile.

This Amendment may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

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IN WITNESS WHEREOF, and intending to be legally bound hereby, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

ESSA BANCORP, INC.

Dated: February 28, 2012	By:	/s/ Gary S. Olson

	Name:	Gary S. Olson
	Title:	President and Chief Executive Officer

FIRST STAR BANCORP, INC.

Dated: February 28, 2012	By:	/s/ Joseph T. Svetik

	Name:	Joseph T. Svetik
	Title:	President and Chief Executive Officer